BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and the market in general that, in a report released on this date, the credit rating agency S&P Global Ratings reaffirmed the Company's rating on the global corporate scale at "BB-" and the rating on the national corporate scale at "AA + (bra), while raising its outlook from stable to positive. According to the report, this movement is an important signal for a possible upgrade of the Company's ratings within the next 12 months.

The company reiterates that it continues to act with discipline in optimizing its capital structure, reducing its average cost of debt and sustaining a prudent liquidity position.

São Paulo, November 24, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A